REAL People's Fund

LEAD INVESTOR ? Invested **$300,000** this round

Reem's is deeply aligned with our values at the REAL People's Fund, and they walk the talk when it comes to building community wealth and power. Their restaurants serve as community gathering spaces that provide connection as well as nourishing food, and during the pandemic they converted their Oakland operations to provide meals for those most in need. Not only are they in the process of forming a worker-owned coop, but they've invested in multilingual training and education for their workforce through the Sumoud program, to ensure that the transition is successful, and to support other restaurants who want to follow in their footsteps. Reem's has also proved to be a resilient and strategic business, making thoughtful pivots that have helped them survive the last few years, when so many restaurants have closed. We're excited for their continued expansion into the wholesale market, and can't wait to break bread together again in Oakland with the launch of the flagship bakery!